Warren Resources, Inc.

32nd Floor

489 Fifth Avenue

New York, New York 10017

November 16, 2005

Ms. April Sifford

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W. - Judiciary Plaza

Washington, D.C. 20549-0405

Attn:       Gary Newberry

Re:                           Warren Resources, Inc.

Registration Statement on Form S-3

Filed on June 15, 2005

File No. 333-125835

Form 10-K for Fiscal Year Ended December 31, 2004

SEC File No. 0-33275

Dear Ms. Sifford:

This letter responds on behalf of Warren Resources, Inc. (the “Company”) to comments made by the Staff of the Commission in its letter dated October 24, 2005 and subsequent telephone conferences with the Staff on October 21, 2005, October 28, 2005, and November 7, 2005, regarding the Company’s letter to you dated September 22, 2005.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets,

8% Convertible Preferred Stock,  page F-3

In response to the Staff’s comment regarding the classification of the Company’s 8% convertible preferred stock as permanent equity on and after December 31, 2004 rather than its classification as temporary equity on the balance sheets for those same time periods, we concur that temporary equity classification is appropriate since the redemption feature of the preferred stock can result in a situation where at times the Company would be presumed to economically choose to settle in cash as opposed to common shares. Specifically, as previously shown in the redemption analysis attached to our September 22, 2005 letter, this condition would occur when the Company’s stock price is above $15 per share since settling in shares below that amount is more economic and settling in cash above that amount would be more economic up to the ceiling price (i.e., $16 per share in the redemption analysis) at which point the Company can force redemption.  As requested, the Company has assessed the materiality from a quantitative and qualitative basis under SAB 99 of the misclassification of the preferred stock as permanent equity rather than temporary equity later within this letter.

The Company believes that, subsequent to the initial public offering on December 17, 2004, the redemption feature associated with the 8% convertible preferred stock results in an embedded derivative that would be required to be separated from the host preferred stock and accounted for as a liability under SFAS 133.  As a result, the Company assessed the materiality from a quantitative and qualitative basis under SAB 99 relating to the redemption feature.

The Company has estimated the fair value of the embedded redemption feature at each reporting period after the initial public offering (December 17, 2004) to determine the effect of this value adjustment has on the reported financial statements at December 31, 2004, March 31, 2005 and June 30, 2005, respectively.  The initial estimated liability was approximately $327,000 which results in a reduction to temporary equity, at December 17, 2004 and had nominal change through December 31, 2004.  The Company’s reported equity ranged from approximately $155,847,000 to $165,001,000 in the reporting periods after the initial public offering and this misstatement of approximately $327,000 or .21% of reported equity is clearly immaterial to the balance sheets.  Also, the estimated fair value of the embedded redemption feature was a liability of approximately $285,000 and $68,000 at March 31, 2005 and June 30, 2005, respectively.  Additionally as outlined in the table below, the Company’s reported net loss applicable to common stockholders would have been reduced for each reporting period; however, reported net loss per share would not have changed.

	Net Loss applicable	Net Loss applicable	Basic and	Basic and
	to common	to common	Diluted	Diluted
	stockholders	Stockholders	EPS (As	EPS (As
	(As Reported)	(As Adjusted)	Reported)	Adjusted)
Year Ended December 31, 2004	$(16,551,184)	$(16,553,455)	$(0.84)	$(0.84)

Three Months ended March 31, 2005	$(3,368,538)	$(3,343,079)	$(0.10)	$(0.10)

Three Months ended June 30, 2005	$(2,984,684)	$(2,952,156)	$(0.08)	$(0.08)

Six Months ended June 30, 2005	$(6,353,222)	$(6,327,656)	$(0.18)	$(0.18)

As such, the Company believes that the effect of recording the redemption feature as a liability under FAS 133 is clearly immaterial to the financial statements reported after the initial public offering on a quantitative and qualitative basis under SAB 99.

As requested by the Staff, the Company has also assessed the materiality of the misstatement of the preferred stock as permanent equity rather than temporary equity from a quantitative and qualitative basis under SAB 99.  Attached as Exhibit A hereto are the Company’s balance sheets as of December 31, 2004, March 31, 2005 and June 30, 2005 “as reported” and “as if reclassified”.  It should be noted that subsequent to December 31, 2004 over 89% of the issued preferred shares were voluntarily converted by the holders into common equity and cash has never been used to settle the instrument.  Management expects the majority of the remaining preferred shares to be settled through voluntary or forced conversion prior to the redemption date.  At December 31, 2004, the value of the Company’s preferred stock issued and outstanding was $77.3 million. The Company determined this might be quantitatively significant to the financial statement. (Note: At November 16, 2005, the value of the Company’s preferred stock issued and outstanding was $8,362,548.)  As the Company has always charged dividends and accretion on the preferred shares against earnings before determining net loss applicable to common shareholders, the effects of classifying the preferred stock as temporary equity would have no impact on net income or earnings per share.

As per SAB 99 the Company also must assess qualitative factors when determining if an item is material and significant and if a reasonable person would consider it important and if the judgment of that person relying on the report would be changed or influenced by the inclusion or correction of the item. The Company reviewed the qualitative factors it determined appropriate and determined that the classification of the preferred stock to temporary equity from permanent equity would not be material due to the following factors:

1.               The classification of the preferred stock as permanent equity instead of temporary equity does not mask a change in earnings, income, expenses or other trends, as the Company has always charged dividends and accretion on the preferred shares against income and earnings before determining net loss applicable to the common stockholders;

2.               The classification of the preferred stock as permanent equity instead of temporary equity does not hide a failure to meet analysts’ consensus expectations for the enterprise;

3.               The classification of the preferred stock as permanent equity instead of temporary equity does not change a loss into income or vice versa, as net loss applicable to the common stockholders has always included dividends and accretion on the preferred shares;

4.               The classification of the preferred stock as permanent equity instead of temporary equity does not concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

5.               The classification of the preferred stock as permanent equity instead of temporary equity does not affect the registrant’s compliance with regulatory requirements;

6.               The classification of the preferred stock as permanent equity instead of temporary equity does not affect the registrant’s compliance with loan covenants or other contractual requirements;

7.               The classification of the preferred stock as permanent equity instead of temporary equity does not have the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;

8.               The classification of the preferred stock as permanent equity instead of temporary equity does not involve concealment of an unlawful transaction; and

9.               Over 89% of preferred shares outstanding at December 31, 2004 have been voluntarily converted to common stock subsequent to that date and cash has never been used to settle.  At November 16, 2005, the value of the Company’s preferred stock was only $8,362,548 and is expected to be voluntarily or force converted before the redemption date.

Additionally, the classification of the preferred stock as permanent equity rather than temporary equity was not done with any improper intentions, nor in any way to “manage” the Company’s earnings. The Company’s intentions are corroborated by the fact that the classification was undertaken openly, with proper intentions of being compliant, in fully audited financial statements in all the Company’s 1934 Act filings since initial issuance of the preferred stock in 2002.

Therefore, after review and analysis of the facts and relevant circumstances and applying the guidance of SAB 99, the Company and its financial management believe that there is no material difference to the financial statements by classifying and presenting the preferred stock as permanent equity rather than as temporary equity for the six months ended June 30, 2005, the three months ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002.

General Information

Please do not hesitate to call me at (212) 697-9660 if you have any questions or need any additional information.  Thank you for your attention to this filing.  We look forward to hearing from you shortly.

Very truly yours,

/s/ Timothy A. Larkin

Timothy A. Larkin,
Executive Vice President & Chief Financial Officer

EXHIBIT A

Warren Resources, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

		As if
		Reclassified
	June 30,	June 30,
	2005	2005
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$56,800,596	$56,800,596
Accounts receivable - trade	2,180,063	2,180,063
Accounts receivable from affiliated partnerships	128,150	128,150
Trading securities	108,429	108,429
Restricted investments in U.S. Treasury Bonds - available for sale, at fair value (amortized cost of $563,440 in 2005 and $5,944,587 in 2004)	680,162	680,162
Other current assets	537,358	537,358
Total current assets	60,434,758	60,434,758
Other Assets
Oil and gas properties - at cost, based on successful efforts method of accounting, net of accumulated depreciation, depletion and amortization	134,085,489	134,085,489
Property and equipment - at cost, net	561,921	561,921
Restricted investments in U.S. Treasury Bonds - available for sale, at fair value (amortized cost of $5,783,579 in 2005 and $10,778,899 in 2004)	7,105,197	7,105,197
Deferred bond offering costs, net of accumulated amortization of $5,422,694 in 2005 and $4,080,257 in 2004)	1,018,375	1,018,375
Goodwill	3,430,246	3,430,246
Other assets	6,761,147	6,761,147
Total other assets	152,962,375	152,962,375

	$213,397,133	$213,397,133
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current maturities of debentures	$1,714,350	$1,714,350
Current maturities of other long-term liabilities	356,697	356,697
Accounts payable and accruals	13,406,883	13,406,883
Deferred income - turnkey drilling contracts with affiliated partnerships	7,918,183	7,918,183
Total current liabilities	23,396,113	23,396,113

Long-Term Liabilities
Debentures, less current portion	15,429,150	15,429,150
Other long-term liabilities, less current portion	3,489,378	3,489,378
	18,918,528	18,918,528

Minority Interest	7,543,362	7,543,362

8% convertible preferred stock, par value $.0001; authorized 10,000,000 shares, issued and outstanding, 1,475,120 shares in 2005 and 6,560,809 shares in 2004 (aggregate liquidation preference $17,701,440 in 2005 and $78,729,708 in 2004)		17,355,119

Stockholders’ Equity
8% convertible preferred stock, par value $.0001; authorized 10,000,000 shares, issued and outstanding, 1,475,120 shares in 2005 and 6,560,809 shares in 2004 (aggregate liquidation preference $17,701,440 in 2005 and $78,729,708 in 2004)	17,355,119
Common Stock - $.0001 par value; authorized, 100,000,000 shares; issued, 41,928,774 in 2005 and 34,347,854 shares in 2004	4,193	4,193
Additional paid-in capital	226,842,399	226,842,399
Accumulated deficit	(80,800,075)	(80,800,075)
Accumulated other comprehensive income, net of applicable income taxes of $576,000 in 2005 and $576,000 in 2004	865,549	865,549
	164,267,185	146,912,066
Less common stock in Treasury - at cost; 632,250 shares in 2005 and 2004	728,055	728,055
Total stockholders’ equity	163,539,130	146,184,011

	$213,397,133	$213,397,133

		As if
		Reclassified
	March 31,	March 31,
	2005	2005
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$61,207,699	$61,207,699
Accounts receivable - trade	1,735,666	1,735,666
Accounts receivable from affiliated partnerships	135,772	135,772
Trading securities	43,795	43,795
Restricted investments in U.S. Treasury Bonds - available for sale, at fair value (amortized cost of $6,095,961 in 2005 and $5,944,587 in 2004)	6,352,762	6,352,762
Other current assets	178,896	178,896
Total current assets	69,654,590	69,654,590
Other Assets
Oil and gas properties - at cost, based on successful efforts method of accounting, net of accumulated depreciation, depletion and amortization	132,491,151	132,491,151
Property and equipment - at cost, net	437,890	437,890
Restricted investments in U.S. Treasury Bonds - available for sale, at fair value (amortized cost of $5,742,186 in 2005 and $10,778,899 in 2004)	6,639,819	6,639,819
Deferred bond offering costs, net of accumulated amortization of $4,914,142 in 2004 and $4,080,257 in 2004)	1,526,927	1,526,927
Goodwill	3,430,246	3,430,246
Other assets	3,926,893	3,926,893
Total other assets	148,452,926	148,452,926

	$218,107,516	$218,107,516
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current maturities of debentures	$14,803,050	$14,803,050
Current maturities of other long-term liabilities	354,679	354,679
Accounts payable and accrued expenses	8,681,801	8,681,801
Deferred income - turnkey drilling contracts with affiliated partnerships	9,629,072	9,629,072
Total current liabilities	33,468,602	33,468,602

Long-Term Liabilities
Debentures, less current portion	15,847,650	15,847,650
Other long-term liabilities, less current portion	3,470,986	3,470,986
	19,318,636	19,318,636

Minority Interest	9,473,420	9,473,420

8% convertible preferred stock, par value $.0001; authorized 10,000,000 shares, issued and outstanding, 6,517,960 shares in 2005 and 6,560,809 shares in 2004 (aggregate liquidation preference $78,215,520 in 2005 and $78,729,708 in 2004)		76,832,347

Stockholders’ Equity
8% convertible preferred stock, par value $.0001; authorized 10,000,000 shares, issued and outstanding, 6,517,960 shares in 2005 and 6,560,809 shares in 2004 (aggregate liquidation preference $78,215,520 in 2005 and $78,729,708 in 2004)	76,832,347
Common Stock - $.0001 par value; authorized, 100,000,000 shares; issued, 34,706,437 in 2005 and 34,347,854 shares in 2004	3,471	3,471
Additional paid-in capital	158,461,034	158,461,034
Accumulated deficit	(79,417,582)	(79,417,582)
Accumulated other comprehensive income, net of applicable income taxes of $462,000 in 2005 and $576,000 in 2004	695,643	695,643
	156,574,913	79,742,566
Less common stock in Treasury - at cost; 632,250 shares in 2005 and 2004	728,055	728,055
Total stockholders’ equity	155,846,858	79,014,511

	$218,107,516	$218,107,516

		As if
		Reclassified
	December 31,	December 31,
	2004	2004

ASSETS
Current Assets
Cash and cash equivalents	$99,920,885	$99,920,885
Accounts receivable - trade	1,481,925	1,481,925
Accounts receivable from affiliated partnerships	143,297	143,297
Trading securities	174,247	174,247
Restricted investments in U.S. Treasury Bonds - available for sale, at fair value (amortized cost of $5,944,587 in 2004 and $1,293,411 in 2003)	6,099,968	6,099,968
Other current assets	211,509	211,509
Total current assets	108,031,831	108,031,831
Other Assets
Oil and gas properties - at cost, based on successful efforts method of accounting, net of accumulated depreciation, depletion and amortization	116,595,306	116,595,306
Property and equipment - at cost, net	395,444	395,444
Restricted investments in U.S. Treasury Bonds - available for sale, at fair value (amortized cost of $10,778,899 in 2004 and $12,627,574 in 2003)	12,062,085	12,062,085
Deferred bond offering costs, net of accumulated amortization of $4,080,257 in 2004 and $3,684,097 in 2003)	2,360,812	2,360,812
Goodwill	3,430,246	3,430,246
Other assets	4,034,937	4,034,937
Total other assets	138,878,830	138,878,830

	$246,910,661	$246,910,661
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Current maturities of debentures	$17,316,070	$17,316,070
Current maturities of other long-term liabilities	353,516	353,516
Accounts payable and accrued expenses	16,153,851	16,153,851
Deferred income - turnkey drilling contracts with affiliated partnerships	11,908,389	11,908,389
Total current liabilities	45,731,826	45,731,826
Long-Term Liabilities
Debentures, less current portion	29,160,630	29,160,630
Other long-term liabilities, less current portion	3,207,809	3,207,809
	32,368,439	32,368,439

Minority Interest	11,240,990	11,240,990

8% convertible preferred stock, par value $.0001; authorized 10,000,000 shares, issued and outstanding, 6,560,809 shares in 2004 and 6,507,729 shares in 2003 (aggregate liquidation preference $78,729,708 in 2004 and $78,092,748 in 2003)		77,270,413

Stockholders’ Equity
8% convertible preferred stock, par value $.0001; authorized 10,000,000 shares, issued and outstanding, 6,560,809 shares in 2004 and 6,507,729 shares in 2003 (aggregate liquidation preference $78,729,708 in 2004 and $78,092,748 in 2003)	77,270,413
Common Stock - $.0001 par value; authorized, 100,000,000 shares; issued, 34,347,854 in 2004 and 17,349,070 shares in 2003	3,435	3,435
Additional paid-in capital	157,847,314	157,847,314
Accumulated deficit	(77,689,476)	(77,689,476)
Accumulated other comprehensive income, net of applicable income taxes
of $576,000 in 2004 and $517,000 in 2003	865,775	865,775
	158,297,461	81,027,048
Less common stock in Treasury - at cost; 632,250 shares in 2004 and 2003	728,055	728,055
Total stockholders’ equity	157,569,406	80,298,994

	$246,910,661	$246,910,661

Warren Resources, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

		As if
		Reclassified
	December 31,	December 31,
	2004	2004

Total Current Assets	$108,031,831	$108,031,831

Total Other Assets	138,878,830	138,878,830

Total Assets	$246,910,661	$246,910,661

Total Current Liabilities	$45,731,826	$45,731,826

Total Long Term Liabilities	32,368,439	32,368,439

Minority Interest	11,240,990	11,240,990

8% convertible preferred stock, par value $0.0001; authorized 10,000,000 shares